SCHEDULE 13G

Amendment No. 0
The India Fund Incorporated
common stock
Cusip # 454089103


Cusip # 454089103
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	0
Item 6:	0
Item 7:	402,500
Item 8:	0
Item 9:	1,869,800
Item 11:	5.50%
Item 12:	    HC


Cusip # 454089103
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,869,800
Item 8:	0
Item 9:	1,869,800
Item 11:	5.50%
Item 12:	IN


Cusip # 454089103
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,869,800
Item 8:	0
Item 9:	1,869,800
Item 11:	5.50%
Item 12:	IN


Cusip # 454089103
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	0
Item 6:	0
Item 7:	1,467,300
Item 8:	0
Item 9:	1,869,800
Item 11:	5.50%
Item 12:	    HC



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		The India Fund Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		CIBC Oppenheimer Corporation
		One World Financial Center
		200 Liberty Street
		New York, NY 10281

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		454089103

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,869,800

	(b)	Percent of Class:
	5.50%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	0

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	1,869,800

	(iv)	shared power to dispose or to direct the
disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of The India Fund Incorporated. No one person's interest in the common stock of The India Fund
Incorporated is more than five percent of the total outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of The India Fund Incorporated at May 17, 1999 is true, complete and correct.


	May 18, 1999
Date




Signature


	Francis V. Knox
		Francis V. Knox
Compliance Officer - FMR
Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 402,500 shares or 1.18% of the common stock outstanding of The India Fund Incorporated ("the Company") as a result of acting as investment adviser to various investment companies (the "funds") registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the funds collectively each has sole power to dispose of the 402,500 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 1,467,300 shares or 4.31% of the common stock outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit
B.



EXHIBIT to SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 1,467,300 shares or 4.31% of the common stock outstanding of The India Fund Incorporated.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities
Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL has sole dispositive power over 1,467,300 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 0 shares of common stock held by the International
Funds as reported above.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on May 18, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of The India Fund Incorporated at May 17, 1999.

FMR Corp.

By   /s/Francis V. Knox
Frank V. Knox
Compliance Officer - FMR Corp.

Edward C. Johnson 3d

By   /s/Francis V. Knox
Francis V. Knox
Duly authorized under Powers of
Attorney
dated April 30, 1999 by Eric D.
Roiter.


Abigail P. Johnson

By   /s/Francis V. Knox
Francis V. Knox
Duly authorized under Powers of
Attorney
dated April 30, 1999 by Eric D.
Roiter.

Fidelity Management & Research
Company

By   /s/Francis V. Knox
Francis V. Knox
Vice President